SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY TRADED COMPANY

Centrais Elétricas Brasileiras S/A - ( "Company" or "Eletrobras"), aiming to clarify news disclosed by the press, regarding the payment made by the Energy Development Account ("CDE"), to energy generation and transmission concessionaries, relating to the 1st tranche of indemnification of the concessions renewed by Law 12.783/2013, hereby informs its shareholders and the market in general the following:

1.           The Company identified, in December 2015, that there were overpayments to certain concessionaries of transmission and generation and immediately adopted the following measures: (i) has opened internal inquiry process for determining responsibility for the overpayments; (Ii) notified the generation and transmission companies that should return the amounts improperly received, including companies of Eletrobras.

2.            The Company is discussing with the National Electric Energy Agency the return conditions of those values by the companies.

3.           The Company voluntarily informed the Court of Audit ("TCU"),  within the supervision process of the sectoral funds management;

4.           The total amount involved is approximately R$ 575 million (five hundred seventy-five million) and not of R$ 1.8 billion (one billion, eight hundred million) as reported by the press, and the amount to be returned by Eletrobras companies is around R$ 523 million (five hundred twenty-three million).

5.           All Eletrobras companies already have a provision in its financial statements for return of the amounts improperly received and are waiting for the definition of the refund criteria of the mentioned resource.

Rio de Janeiro, October 27, 2016.

Armando Casado de Araujo

CFO and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.